Free Writing Prospectus pursuant to Rule 433 dated September 21, 2023

Registration Statement No. 333-269296

Autocallable Variable Coupon Equity-Linked Notes due

OVERVIEW

The notes do not pay a fixed coupon and may pay only the minimum coupon amount on a payment date. The amount that you will be paid on your notes is based on the performances of the common stock of Enphase Energy, Inc., the common stock of First Solar, Inc. and the common stock of Tesla, Inc. The notes will mature on the stated maturity date, unless automatically called on any observation date. Your notes will be automatically called if the closing price of each index stock on any such observation date is greater than or equal to its initial price. If your notes are automatically called, you will receive a payment on the next payment date (the fifth business day after the relevant observation date) equal to the face amount of your notes plus a coupon (as described below).

Observation dates are expected to be the 25th day of each month, commencing in October 2023 and ending in September 2028. If the closing price of each index stock on an observation date is greater than or equal to 70% of its initial price, you will receive on the applicable payment date a coupon of $8.834 (0.8834% monthly, or the potential for up to approximately 10.6% per annum) for each $1,000 face amount of your notes (the maximum coupon amount). If the closing price of any index stock on an observation date is less than 70% of its initial price, you will receive on the applicable payment date a coupon of $0.209 (0.0209% monthly, or the potential for up to approximately 0.25% per annum) for each $1,000 face amount of your notes (the minimum coupon amount).

At maturity, for each $1,000 face amount of your notes you will receive $1,000 plus the final coupon.

You should read the accompanying preliminary prospectus supplement dated September 13, 2023, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057WBN6 / US40057WBN65
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stocks (each individually, an index stock):

the common stock of Enphase Energy, Inc. (current Bloomberg ticker: “ENPH UQ”), the common stock of First Solar, Inc. (current Bloomberg ticker: “FSLR UW”) and the common stock of Tesla, Inc. (current Bloomberg ticker: “TSLA UW”)

Trade date:	expected to be September 25, 2023
Settlement date:	expected to be September 28, 2023
Determination date:	the last coupon observation date, expected to be September 25, 2028
Stated maturity date:	expected to be October 2, 2028
Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing price of each index stock is greater than or equal to its initial index stock price
Initial index stock price:	to be determined on the trade date and will be an intra-day price or the closing price of one share of such index stock on the trade date
Coupon (for each $1,000 face amount of your notes):
•
if the closing price of each index stock on the related coupon observation date is greater than or equal to its coupon trigger price, the maximum coupon amount; or
•
if the closing price of any index stock on the related coupon observation date is less than its coupon trigger price, the minimum coupon amount

Coupon trigger price:	for each index stock, 70% of its initial index stock price
Maximum coupon amount:	$8.834 (0.8834% monthly, or the potential for up to approximately 10.6% per annum)
Minimum coupon amount:	$0.209 (0.0209% monthly, or the potential for up to approximately 0.25% per annum)
Call observation dates:	expected to be each coupon observation date, commencing in September 2024 and ending in August 2028
Call payment dates:	expected to be the fifth business day after each call observation date
Coupon observation dates:	expected to be the 25th day of each month, commencing in October 2023 and ending in September 2028
Coupon payment dates:	expected to be the fifth business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date)
Estimated value range:	$850 to $890 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performances of each index stock as well as the hypothetical coupons that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing price of each index stock on the applicable coupon observation date was the percentage of its initial index stock price shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Common Stock of Enphase Energy, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of First Solar, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Tesla, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	95%	90%	90%	$8.834
Second	55%	65%	65%	$0.209
Third	90%	90%	90%	$8.834
Fourth	45%	60%	60%	$0.209
Fifth	40%	60%	60%	$0.209
Sixth	45%	50%	50%	$0.209
Seventh	45%	40%	40%	$0.209
Eighth	45%	60%	60%	$0.209
Ninth	45%	90%	90%	$0.209
Tenth	45%	80%	80%	$0.209
Eleventh	85%	40%	40%	$0.209
Twelfth- Sixtieth	45%	60%	90%	$0.209
		Total Hypothetical Coupons		$29.79

In Scenario 1, the hypothetical closing price of each index stock increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing price of each index stock on the first and third hypothetical coupon observation dates is greater than or equal to its coupon trigger price, the maximum coupon amount will be paid with respect to the first and third coupon observation dates. However, because the hypothetical closing price of at least one index stock on each other hypothetical coupon observation date is less than its coupon trigger price, only the minimum coupon amount will be paid with respect to each such other hypothetical coupon observation date. The total hypothetical coupons paid in Scenario 1 is $29.79.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Common Stock of Enphase Energy, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the common Stock of First Solar, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Tesla, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	45%	55%	55%	$0.209
Second	45%	65%	65%	$0.209
Third	40%	50%	50%	$0.209
Fourth	50%	60%	60%	$0.209
Fifth	45%	60%	60%	$0.209
Sixth	45%	40%	40%	$0.209
Seventh	55%	30%	30%	$0.209
Eighth	45%	60%	60%	$0.209
Ninth	45%	70%	70%	$0.209
Tenth	45%	60%	60%	$0.209
Eleventh	65%	80%	80%	$0.209
Twelfth- Sixtieth	45%	60%	60%	$0.209
		Total Hypothetical Coupons		$12.54

In Scenario 2, the hypothetical closing price of each index stock increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing price of at least one index stock on the related coupon observation date is less than its coupon trigger price, only the minimum coupon amount will be paid with respect to each hypothetical coupon observation date. The total hypothetical coupons paid in Scenario 2 is $12.54.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Common Stock of Enphase Energy, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of First Solar, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Tesla, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	35%	35%	35%	$0.209
Second	65%	55%	55%	$0.209
Third	45%	50%	50%	$0.209
Fourth	40%	60%	60%	$0.209
Fifth	30%	25%	25%	$0.209
Sixth	35%	45%	45%	$0.209
Seventh	65%	55%	55%	$0.209
Eighth	45%	70%	70%	$0.209
Ninth	40%	30%	30%	$0.209
Tenth	30%	25%	25%	$0.209
Eleventh	35%	45%	45%	$0.209
Twelfth	115%	110%	110%	$8.834
		Total Hypothetical Coupons		$11.133

In Scenario 3, the hypothetical closing price of each index stock is less than its coupon trigger price on the first eleven hypothetical coupon observation dates, but increases to a price that is greater than its initial index stock price on the twelfth hypothetical coupon observation date. Because the hypothetical closing price of at least one index stock on each of the first eleven hypothetical coupon observation dates is less than its coupon trigger price, only the minimum coupon amount will be paid with respect to the first eleven hypothetical coupon observation dates. Because the hypothetical closing price of each index stock is greater than or equal to its initial index stock price on the twelfth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the maximum coupon amount, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary prospectus supplement dated September 13, 2023
•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪
The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
▪
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪
You May Receive Only the Minimum Coupon Amount on Each Coupon Payment Date
▪
Your Notes Are Subject to Automatic Redemption
▪
The Coupon Does Not Reflect the Actual Performance of the Index Stocks from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪
Your Notes May Not Have an Active Trading Market
▪
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
▪
If the Market Prices of the Index Stocks Change, the Market Value of Your Notes May Not Change in the Same Manner
▪
We Will Not Hold Shares of the Index Stocks for Your Benefit
▪
You Have No Shareholder Rights or Rights to Receive Any Shares of the Index Stocks
▪
In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of an Index Stock
▪
Past Index Stock Performance is No Guide to Future Performance
▪
As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes

▪
The Calculation Agent Can Postpone a Coupon Observation Date If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing
▪
There is No Affiliation Between the Index Stock Issuers and Us
▪
You Have Limited Anti-Dilution Protection
▪
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to Conflicts of Interest

▪
Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes
▪
Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes
▪
Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪
You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes
▪
Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuers of the Index Stocks or Other Entities That Are Involved in the Transaction
▪
The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪
Other Investors in the Notes May Not Have the Same Interests as You

Risks Related to Tax

▪
Certain Considerations for Insurance Companies and Employee Benefit Plans
▪
The Tax Treatment of Your Notes is Uncertain. However, It Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes
▪
The Tax Consequences of an Investment in Your Notes Are Uncertain
▪
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪
The Return on Indexed Notes May Be Below the Return on Similar Securities
▪
The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪
An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

▪
An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪
We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪
Information About an Index or Indices May Not Be Indicative of Future Performance
▪
We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪
The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.